UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3
TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

QIAO XING MOBILE COMMUNICATION CO., LTD.
(Name of the Issuer)

Qiao Xing Universal Resources, Inc.
Mr. Rui Lin Wu
(Name of Person(s) Filing Statement)

Ordinary Shares, without par value
(Title of Class of Securities)

G7303A109
(CUSIP Number of Class of Securities)

Aijun Jiang, CFO
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
011-86-752-2820-268 (telephone)
011-852-3900-1001 (facsimile)

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Christopher M. Forrester, Esq.
Celeste S. Ferber, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304
650-813-5600
650-494-0792 (facsimile)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,770,485.90	$5,473.74

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$0.80 (the proposed cash portion of the purchase price for each Qiao Xing Mobile Communication Co., Ltd. (“QXM”) ordinary share listed on The New York Stock Exchange and not currently held by Qiao Xing Universal Resources, Inc. (“XING”)) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction) and (ii) US$2.89 (the estimated value of 1.9 shares of XING common stock based on the average of high and low prices of XING’s common stock on the Nasdaq Global Market on October 19, 2010, issuable for each QXM ordinary share) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction).

**	The filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, equals $0.00007130 multiplied by the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

The information contained in this Schedule 13E-3 and the exhibits and appendices hereto is subject to completion or amendment. This Schedule 13E-3 has been filed with the U.S. Securities and Exchange Commission (the “SEC”). XING’s offer to purchase all outstanding shares of QXM that it does not currently own will not commence until XING has amended the Schedule 13E-3 to complete all outstanding information and address any comments received from the SEC and until an order sanctioning the Scheme of Arrangement has been issued by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands, Commercial Division. This Schedule 13E-3 shall not constitute a solicitation of a proxy in any jurisdiction in which it is unlawful to make such proxy solicitation.

This Schedule 13E-3 and the exhibits and appendices hereto do not constitute or form part of an offer, solicitation or invitation to subscribe for or purchase or sell any securities. The securities referred to in the Schedule 13E-3 have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws of any state in the United States.

This Rule 13e-3 is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Qiao Xing Universal Resources, Inc., a British Virgin Islands business company (“XING”) and Mr. Rui Lin Wu in connection with XING’s offer to acquire all of the outstanding ordinary shares of Qiao Xing Mobile Communication Co., Ltd., a British Virgin Islands business company (“QXM”), that it does not currently own.

On September 8, 2010, XING announced its proposed offer to acquire all of QXM’s outstanding ordinary shares that it does not currently own by way of a Scheme of Arrangement under British Virgin Islands law (the “Scheme”). If the Scheme is successful, upon the effectiveness of the Scheme, QXM will become a wholly owned subsidiary of XING, QXM’s ordinary shares listed on The New York Stock Exchange will be delisted, and QXM’s reporting obligations under the Exchange Act will be terminated upon application to the SEC.

Pursuant to the terms of the Scheme, each QXM shareholder (other than XING) will be entitled to receive the following payment (the “Scheme Consideration”): (i) US$0.80 in cash (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) and (ii) 1.9 shares (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) of XING’s common stock, for each QXM ordinary share.

If the Scheme becomes effective:

•	Each QXM option that has an exercise price that is lower than the per share Scheme Consideration that remains outstanding as of the books closure date (whether vested or unvested as of the effective date of the Scheme) (each an “In-the-Money Option”) will be assumed by XING in accordance with the terms thereof and following the effective date of the Scheme, will be exercisable on payment of the exercise price for the per share Scheme Consideration multiplied by the number of QXM ordinary shares that would have been issuable upon the exercise of such In-the-Money Option immediately prior to the effectiveness of the Scheme. The exercise price and termination date of such In-the-Money Option will remain unchanged.

•	Each QXM option that has an exercise price that exceeds the per share Scheme Consideration that remains outstanding as of the books closure date (whether vested or unvested as of the effective date of the Scheme) will be cancelled without any payment to the option holder. Pursuant to the terms of QXM’s 2007 Equity Incentive Plan, any options that are not assumed or substituted in a change in control (as defined in the QXM’s 2007 Equity Incentive Plan) shall accelerate and be exercisable in full prior to the change in control.

The Scheme is subject to the satisfaction or waiver of certain conditions set forth in further detail in the Scheme document attached hereto as Exhibit A (the “Scheme Document”), including, without limitation, the approval by a majority in number of the QXM shareholders (other than XING, the “Minority Shareholders”) present and voting, whether in person, by proxy or by corporate representative, at a meeting of QXM’s shareholders directed to be convened by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands, Commercial Division (the “Court”) for the purpose of approving the Scheme (the “Court Meeting”), with such majority holding not less than 75% in value of the QXM ordinary shares held by the Minority Shareholders present and voting, whether in person, by proxy or by corporate representative, at the Court Meeting. The presence at the Court Meeting, in person, by proxy or by corporate representative, of at least two Minority Shareholders representing not less than one-third of the votes of the outstanding QXM ordinary shares held by all Minority Shareholders of record as of [ • ] will constitute a quorum for the transaction of business at the Court Meeting.

In connection with the Scheme and the Court Meeting, XING will distribute the Scheme Document to the QXM Minority Shareholders. As of the date hereof, the Scheme Document is in preliminary form and is subject to completion. The cross references below show the location in the Scheme Document of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Scheme Document and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Scheme Document.

All information contained in this Schedule 13E-3 and the exhibits and appendices hereto concerning XING and Mr. Rui Lin Wu has been provided by XING or and Mr. Rui Lin Wu, as applicable, and the information contained in this Schedule 13E-3 and the exhibits and appendices hereto concerning QXM is derived from information in the most recently available reports that QXM has filed with the U.S. Securities and Exchange Commission (the “SEC”) and other publicly available information. XING and its advisers have not prepared or independently verified the information regarding QXM herein and XING cannot guarantee, and accordingly makes no representation as to, the completeness or accuracy of such source materials.

Item 1:	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

Item 2:	Subject Company Information.

Item 1002 of Regulation M-A:

(a) Name and Address.  The information set forth in the Scheme Document under the caption “PARTIES TO THE SCHEME” is incorporated herein by reference.

(b) Securities.  The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING QXM — Share Capital” is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING QXM — Comparative Share Prices and Dividends” is incorporated herein by reference.

(d) Dividends.  The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING QXM — Comparative Share Prices and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  Mr. Zhi Wang Yu, the Vice Chairman of XING’s Board of Directors acquired 505,399 ordinary shares of QXM on December 4, 2009 and 242,981 ordinary shares of QXM on April 1, 2010, in each case pursuant to awards under QXM’s 2007 Equity Incentive Plan.

Item 3:	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a) Name and Address.  QXM is the subject company. XING and Mr. Rui Lin Wu are both Filing Persons and affiliates of QXM. As of September 23, 2010, XING directly holds approximately 61% of the outstanding ordinary shares of QXM. Mr. Rui Lin Wu is the Vice Chairman and a director of QXM. The information set forth in the Scheme Document under the caption, “PARTIES TO THE SCHEME,” is incorporated herein by reference.

(b) Business and Background of Entities.  The information set forth in the Scheme Document under the caption “PARTIES TO THE SCHEME” is incorporated herein by reference.

(c) Business and Background of Natural Persons.  The information set forth in the Scheme Document under the caption “PARTIES TO THE SCHEME” is incorporated herein by reference.

Item 4:	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a) Material Terms.

(1) Tender offers.  Not applicable.

(2) Mergers or Similar Transactions.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME”

(c) Different Terms.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Persons Entitled to Vote; Vote Required; Quorum”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Shareholders Outside the United States”

(d) Appraisal Rights.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

(e) Provisions for Unaffiliated Security Holders.  The information set forth in the Scheme Document under the caption “PROVISIONS FOR UNAFFILIATED QXM SHAREHOLDERS” is incorporated herein by reference.

(f) Eligibility for Listing or Trading.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

Item 5:	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a) Transactions.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“OTHER IMPORTANT INFORMATION REGARDING QXM — Transactions with Affiliates”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Significant Corporate Events.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(c) Negotiations or Contacts.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“OTHER IMPORTANT INFORMATION REGARDING QXM — Transactions in QXM shares”

•	“OTHER IMPORTANT INFORMATION REGARDING QXM — Transactions with Affiliates”

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Persons Entitled to Vote; Vote Required; Quorum”

Item 6:	Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b) Use of Securities Acquired.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Plans Following the Scheme”

(c) (1)-(8) Plans.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Plans Following the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects on QXM if the Scheme Does Not Become Effective”

Item 7:	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a) Purposes.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(b) Alternatives.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects on QXM if the Scheme Does Not Become Effective”

(c) Reasons.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(d) Effects.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Effects on QXM if the Scheme Does Not Become Effective”

•	“SPECIAL FACTORS REGARDING THE SCHEME — United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Shareholders Outside the United States”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Plans Following the Scheme”

Item 8:	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a) Fairness.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(b) Factors Considered in Determining Fairness.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(c) Approval of Security Holders.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Persons Entitled to Vote; Vote Required; Quorum”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

•	“THE SCHEME — Conditions to the Scheme”

(d) Unaffiliated Representative.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(e) Approval of Directors.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(f) Other offers.  None.

Item 9:	Reports, Opinions, Appraisals, and Negotiations.

Item 1015 of Regulation M-A:

(a) Report, Opinion or Appraisal.  There are no reports, opinions or appraisals from outside parties that are materially related to Scheme. For additional information, please see the information set forth under the following captions, incorporated herein by reference, in the Scheme Document:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

Item 10:	Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) Sources of Funds.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Source and Amount of Funds and Other Considerations”

(b) Conditions.  None.

(c) Expenses.  The information set forth in the Scheme Document under the following caption, “SPECIAL FACTORS REGARDING THE SCHEME — Fees and Expenses,” is incorporated herein by reference.

(d) Borrowed Funds.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS REGARDING THE SCHEME— Source and Amount of Funds and Other Considerations”

Item 11:	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a) Securities Ownership.  The information set forth in the Scheme Document under the caption “OTHER IMPORTANT INFORMATION REGARDING QXM — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions.  None.

Item 12:	The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Persons Entitled to Vote; Vote Required; Quorum”

•	“OTHER IMPORTANT INFORMATION REGARDING QXM — Security Ownership of Certain Beneficial Owners and Management”

(e) Recommendations of Others.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Purpose of the Court Meeting”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Background of the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Reasons for the Scheme”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Recommendation of QXM’s Board of Directors”

•	“SPECIAL FACTORS REGARDING THE SCHEME — Fairness of the Transaction”

Item 13:	Financial Statements.

Item 1010 of Regulation M-A:

(a) Financial Information.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“OTHER IMPORTANT INFORMATION REGARDING QXM — Financial Information”

•	“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Pro Forma Information.  The information set forth in the Scheme Document under the caption, “SPECIAL FACTORS REGARDING THE SCHEME — Pro Forma Financial Information,” is incorporated herein by reference.

Item 14:	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) Solicitations or Recommendations.  The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SCHEME AND THE COURT MEETING”

•	“THE COURT MEETING — Solicitation of Proxies”

(b) Employees and Corporate Assets.  The information set forth in the Scheme Document under the caption “THE COURT MEETING — Solicitation of Proxies” is incorporated herein by reference.

Item 15:	Additional Information.

Item 1011(b) of Regulation M-A:

(b) Other Material Information.  The information set forth in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by reference.

Item 16:	Exhibits.

(a)(1)	Form of Scheme Document
(a)(5)	Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(e)	Not applicable
(f)	Not applicable
(g)(1)	Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

 Xing Universal Resources, Inc.

Dated: December 8, 2010	By: /s/ Aijun Jiang
Name: Aijun Jiang Title: Chief Financial Officer

Mr. Rui Lin Wu
Dated: December 8, 2010	By: /s/ Rui Lin Wu

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Form of Scheme Document
(a)(5)	Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(e)	Not applicable
(f)	Not applicable
(g)(1)	Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)